October 15, 2019

Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:    CaliberCos Inc.
              Amendment No. 2 to Offering Statement on Form 1-A
              Filed September 23, 2019
              File No. 024-11016

Dear Mr. Loeffler:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2019 letter.

Management, page 49

1. We note that certain individuals previously identified as directors are now identified as advisory board members. Please revise to describe the role or function of the advisory board, including any specific responsibilities of the advisory board, and explain how the advisory board differs from your board of directors.
 John C. Loeffler, II
CaliberCos Inc.
October 15, 2019
Page 2

Plan of Distribution, page 66

2. We note that the company may undertake one or more closings on a rolling basis. We also note that an investor's subscription is irrevocable. Please explain to us in more detail how the "rolling closings" will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the rolling closings, such as how often they will occur, how long a rolling closing will take, and whether the decision to effect a rolling closing is in the company's sole discretion. Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

3. You state that after an aggregate of $25 million of shares offered by the Company has been purchased, "all subsequent sales shall be first from shares offered by the selling shareholders until such time as all shares offered by them are sold and thereafter all shares shall be of shares offered by the Company." Please provide your analysis explaining how this structure is consistent with the continuous offering requirement in
       Rule 251(d)(3)(i)(F) of Regulation A.

4. We note your disclosure indicating that investors may purchase shares through the company website, www.caliberipo.com. We understand that you will conduct both the company offering and the secondary offering on behalf of selling shareholders through this website. Please provide us with an analysis of how the operation of this website, with respect to the secondary offering of shares by selling shareholders, should not be considered an "exchange" as defined by Section 3(a)(1) of the Exchange Act and Rule
       3b-16.

5. Please explain how an investor will know whether they will purchase shares from the company, such that funds will be used according to the company's use of proceeds, or from selling shareholders, in which case the company will not receive proceeds.

Exhibit 4.1 Subscription Agreement

6. We note your response to comments 6 and 7 of our letter dated September 16, 2019.
       Please file the revised Subscription Agreement.
 John C. Loeffler, II
CaliberCos Inc.
October 15, 2019
Page 3

        You may contact Kristi Marrone at (202)551-3429 or Kevin Woody, Accounting Branch
Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at
(202)551-3215
with any other questions.


                                                         Sincerely,

                                                         /s/ Kim McManus

                                                         Kim McManus
                                                         Senior Counsel
                                                         Office of Real Estate
and
                                                         Commodities
cc: Thomas Poletti, Esq. (via e-mail)